Exhibit 99.1

NEWS RELEASE

Toronto, November 13, 2025

Triple Flag Receives Approval for Normal Course Issuer Bid Renewal

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced today that the Toronto Stock Exchange (the “TSX”) has accepted the notice filed by Triple Flag to renew its normal course issuer bid (the “NCIB”).

Under the NCIB, Triple Flag is authorized to purchase up to 10,328,075 of its common shares (the “Common Shares”) (out of the 206,561,506 Common Shares issued and outstanding as at November 3, 2025), representing 5% of Triple Flag’s issued and outstanding Common Shares, during the period starting on November 17, 2025 and ending on November 16, 2026.

In deciding to establish the NCIB, Triple Flag believes that the purchase of Common Shares from time to time can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of Triple Flag’s available funds and an appropriate mechanism for returning capital to its shareholders.

Triple Flag may make any purchases through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX, the NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases or share purchase program agreement purchases if Triple Flag receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. Daily repurchases on the TSX will be limited to a maximum of 43,278 Common Shares, representing 25% of the average daily trading volume on the TSX of 173,115 Common Shares for the period from May 1, 2025, to October 31, 2025 (net of repurchases made by Triple Flag on the TSX during that time period), except where purchases are made in accordance with the “block purchase exception” of the TSX rules. Rule 10b-18 of the United States Securities Exchange Act of 1934 contains similar volume-based restrictions on daily purchases on the NYSE, subject to certain exceptions for block repurchases. All Common Shares that are repurchased by Triple Flag under the NCIB will be cancelled.

Purchase and payment for the Common Shares will be made by Triple Flag in accordance with the requirements of the TSX and applicable Canadian and United States securities laws. The price that Triple Flag will pay for the Common Shares in open market transactions acquired by it will be the market price of the Common Shares at the time of acquisition or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order, if applicable, may be at a discount to the prevailing market price.

Triple Flag has also entered into an automatic share purchase plan (the “ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of Common Shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase its Common Shares due to regulatory restrictions and customary self-imposed blackout periods.

Pursuant to the ASPP, prior to entering into a blackout period, Triple Flag may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker in its sole discretion based on parameters established by Triple Flag prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

Outside of the pre-determined blackout periods, Common Shares may be purchased under the NCIB based on the discretion of Triple Flag’s management, in compliance with the rules of the TSX and applicable securities laws. All repurchases made under the ASPP will be included in computing the number of Common Shares purchased under the NCIB.

Although Triple Flag has a present intention to acquire its Common Shares pursuant to the NCIB, Triple Flag will not be obligated to make any purchases and purchases may be suspended by Triple Flag at any time. Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Triple Flag may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

For its NCIB that began on November 15, 2024, and expires on November 14, 2025, Triple Flag previously sought and received approval from the TSX to repurchase up to 10,071,642 of its Common Shares. Of this amount, Triple Flag has repurchased a total of 692,600 Common Shares, consisting of 488,500 Common Shares purchased through the facilities of the TSX for a total cost of approximately C$11.4 million (representing an average cost of C$23.36 per Common Share). Triple Flag repurchased the Common Shares through the facilities of the TSX and alternative trading systems. No Common Shares were purchased through the facilities of the NYSE.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 239 assets, consisting of 16 streams and 223 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 33 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to repurchases of our Common Shares. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

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